August 2, 2006

Mail Stop 6010

Qimonda North America Corp.
Attn: General Counsel
1730 North First Street
San Jose, California 95112

   Re: **Qimonda AG**
     Registration Statement on Form F-1
     File No. 333-135913
     Filed on July 21, 2006
     Amendments No. 1 and No. 2 to Registration Statement on Form F-1
     File No. 333-135913
     Filed on July 27, 2006

Dear Sir/Madam:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that HypoVereinsbank is not a registered broker-dealer. Please explain to us how you are able to sell securities through a non-registered broker dealer, or revise your disclosure.

Prospectus Summary

2. Please update us on the status of your negotiation of additional agreements with Infineon as disclosed in the second full paragraph on the top of page 4. Explain whether you intend to complete these agreements prior to the offering.

3.	Please include all non-Rule 430A information in any preliminary prospectus you circulate. We note your shareholder's ownership on the top of page 4.

Exhibit 5.1

4.	Please obtain an opinion of counsel that opines that the 21,000,000 shares being registered for resale by Infineon, when sold, will be validly issued, fully paid and non-assessable.

5.	In it is inappropriate for counsel to include in its opinion assumptions that are too broad, assume any of the material facts underlying the opinion or appear to contain inappropriate conclusions of law which are necessary requirements of the ultimate legality opinion. Please obtain a revised opinion without the following assumptions and/or qualifications:

- the assumptions in clauses (iv), (vi), (vii), (ix) and (x) beginning on page 2;
- the assumption in clause (ii) of opinion paragraph 2;
- the assumption in the last sentence of opinion paragraph 2; and
- the assumptions in clause (i) and (iii) in opinion paragraph 3.

6.	We note the last paragraph in the opinion. As stockholders are entitled to rely on the opinion, please remove this limitation.

Exhibits

7.	Please file complete, executed agreements as exhibits. We note Exhibits 10(i)(F) and 10(i)(Q) do not appear to be executed and that you have not included all attachments to Exhibit 1. Also, we note you have not filed Exhibit 10(i)(F).

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kevin Vaughn at 202-551-3643, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

						Sincerely,

						Russell Mancuso
						Branch Chief

cc:	Ward Greenberg, Esq. (via fax)